SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 5, 2003

PetroKazakhstan Inc. (Translation of registrant’s name into English)

140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F [ ] Form40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 5, 2003 PetroKazakhstan Inc.

By:	/s/ Ihor Wasylkiw Ihor Wasylkiw Vice President Investor Relations

Attention Business Editors: PetroKazakhstan Inc. - Management Appointment

CALGARY, Dec. 5 /CNW/ - Mr. Bernard F. Isautier, President of PetroKazakhstan Inc. (“PetroKazakhstan”) regrets to announce that Mr. Marlo Thomas, Executive Vice President and Chief operating Officer, has been obliged to relinquish his responsibilities for health reasons and for an indefinite period of time.

Mr. Thomas Dvorak has been appointed President of PetroKazakhstan’s two operating subsidiaries, PetroKazakhstan Kumkol Resources (PKKR) and PetroKazakhstan Oil Products (PKOP), replacing Mr. Thomas in these two positions, based in Almaty.

Mr. Thomas Dvorak was previously Vice President Legal and Contracts, based in Almaty.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. The company’s website can be accessed at www.petrokazakhstan.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-0- 12/05/2003

/For further information: Ihor P. Wasylkiw, Vice President Investor Relations, +1 (403) 221-8658, +1 (403) 383-2234 (cell); Jeffrey D. Auld, Manager Investor Relations - Europe, + 44 (1753) 410-020, + 44 79-00-891-538 (cell)/ (PKZ. PKZ)

CO: PetroKazakhstan Inc. ST: Alberta IN: OIL SU: PER

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